OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

November 29, 2011

VIA EDGAR

Valerie J. Lithotomos, Esq.
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:          Oppenheimer Main Street Fund, Inc.

                Registration Statement on Form N-14

                SEC File No. 333-177649

Dear Ms. Lithotomos:

We have reviewed the comments we received by telephone on November 17, 2011 regarding the registration statement on Form N-14 (the “Proxy Statement”) filed on November 1, 2011 (Accession No. 0000728889-11-001321) for the reorganization of the Oppenheimer Principal Protected Main Street Fund III Fund (the “Principal Protected Fund”) with and into Oppenheimer Main Street Fund, a series of Oppenheimer Main Street Fund, Inc., SEC File Nos. 811-05360 and 033-17850 (the "Acquiring Fund").

For your convenience, we have included each of your comments in italics, followed by our responses. The captions used below correspond to the captions in the Fund's Registration Statement and defined terms have the meanings defined therein.

Acquired Fund Characteristics

1. Please explain why the Principal Protected Fund management fee is not irrevocably set at the 25 basis point level indicated in its registration statement on Form N-1A (the "Principal Protected Registration Statement"), most recently filed on December 23, 2010 (the "2010 update").

The Principal Protected Registration Statement and the amendments to that registration statement have indicated that, if the Fund was required to become irreversibly invested in the debt portfolio, the Fund's management fee would be reduced only during the Warranty Period. The section "Advisory Fees" in the 2010 update, for example, includes the following disclosure (emphasis added):

Advisory Fees. Effective January 12, 2009, during the Warranty Period, the contractual amounts of the Fund's Management Fee and Warranty Fee have been reduced and the Fund no longer invests in the Underlying Fund. . . .

Effective January 12, 2009, the Manager has contractually reduced the management fee to an annual rate of 0.25% of the average annual net assets of the Fund, and will further reduce the management fee to the extent necessary so that total annual operating expenses of the Fund (other than Extraordinary Expenses such as litigation costs) do not exceed 1.30% for Class A shares, 2.05% for Class B shares, 2.05% for Class C shares and 1.55% for Class N shares.

In the 2010 update, the section "Risks Associated with the Financial Warranty" states that "[i]n addition, as of January 12, 2009, the Manager has contractually reduced its management fee for the remainder of the Warranty Period, as the Fund became completely and irreversibly invested in the debt portfolio."

Further, the shares of Principal Protected Fund were publicly offered only during the Offering Period (October 7, 2004 through December 10, 2004). The October 7, 2004 Prospectus states, in footnote 5 to the Fee Table:

"Management Fees" in the table above reflect the maximum annual management fee rate under the investment advisory agreement. During the Warranty Period, the management fees shall be 0.40% of average annual net assets of the Fund in any month following a month where the Fund's investment in equity securities is, on average, less than 10% of net assets. If the Fund becomes completely and irreversibly invested in the debt portfolio, the Management Fees will be 0.25% for the remainder of the Warranty Period.

This disclosure is included in the Principal Protected Registration Statement updates filed in December 2005, 2006, 2007 and 2008. In a supplement dated January 16, 2009, the Fund informed shareholders that "[e]ffective January 12, 2009, pursuant to the Warranty Formula and the terms of the Warranty Agreement, the Fund's assets have been completely and irreversibly reallocated to the debt portfolio." Footnote 6 to the Fee Table included in that supplement noted:

“Management Fees” in the table above have been restated to reflect the current fee rate under the investment advisory agreement. Since 100% of the Fund’s assets are completely and irreversibly invested in the Fund's debt portfolio, the Manager has contractually reduced the management fee under the Investment Advisory Agreement to 0.25% of average annual net assets. The Manager will further reduce the management fee to the extent necessary so that total annual operating expenses of the Fund (other than Extraordinary Expenses such as litigation costs) do not exceed 1.30% for Class A shares, 2.05% for Class B shares, 2.05% for Class C shares and 1.55% for Class N shares through the remainder of the Warranty Period.

Although not every mention of the reduction in management fee in (the event the Principal Protected Fund is "completely and irreversibly invested in the debt portfolio") includes the duration of that reduction, that information has been included repeatedly since the Fund's inception. We feel that shareholders have had sufficient notice of the management fee provisions, including at the time that they originally purchased their Principal Protected Fund shares.

2. Please clarify what notification shareholders received that the Warranty Provider for the Fund changed during the Warranty Period.

The Principal Protected Fund supplemented its Prospectus and Statement of Additional Information on July 8, 2009, following the acquisition of Merrill Lynch & Co. by Bank of America Company, to indicate a change in the Warranty Provider from Merrill Lynch Bank USA, the original Warranty Provider, to Main Place Funding, LLC ("MPF"), a separately incorporated division of Bank of America N.A. ("BANA") and an affiliate of Merrill Lynch Bank USA. Bank of America Corporation, the ultimate parent company of MPF, Merrill Lynch Bank USA and BANA, issued a guarantee of the performance of Warranty Provider’s obligations, providing financial responsibility at a higher level in the corporate structure than the initial provider under Warranty Agreement.

3. Please explain how shareholders will know whether the Fund's NAV on the Maturity Date will entitle them to payment under the Warranty.

An initial notification regarding the expiration of the Warranty Period and the upcoming Maturity Date (on December 16, 2011) was sent to shareholders on November 7, 2011. A second notification was mailed on November 28, 2011 with specific instructions on how to get information regarding the shareholder's account balance and the applicable Warranty Amount. At the current time, the value of Fund shares based on NAV is higher than the Warranty Amount, and it is anticipated that it will be higher on the Maturity Date as well.

Please direct any questions you may have regarding this letter to the undersigned at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008
212-323-5089

nvann@oppenheimerfunds.com

Sincerely,

/s/ Nancy S. Vann
Nancy S. Vann
Vice President & Associate Counsel

Enclosures

cc:     K&L Gates LLP

         Lori E. Bostrom, Esq.

         Emily Ast, Esq.

         Gloria J. LaFond